
UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

October 11, 2011

<u>Via E-Mail</u>
Mr. Andrew Prete
Senior Legal Counsel
Nortek, Inc.
50 Kennedy Plaza
Providence, Rhode Island 02903-2360

> **Re: Nortek, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12B**
> **Filed September 14, 2011**
> **File No. 001-34697**

Dear Mr. Prete:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 6. Executive Compensation, page 101</u>

<u>Equity-Based Awards, page 105</u>

1. We note your disclosure that 50% of the equity awards granted to the named executive officers in 2009 were in the form of performance-based restricted stock awards. In

addition, we note the restricted stock awards contain vesting provisions based on the achievement of an adjusted EBITDA target set for the applicable year. For example, we note that if 95% of the adjusted EBITDA target is met for an applicable year, 25% of the restricted stock awards will vest. As such, we note that you achieved 111.7% of the adjusted EBITDA target for 2010, which resulted in the vesting of 25% of the restricted stock award.

Please revise to disclose the pre-established adjusted EBITDA target for 2010.
Please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Andrew Terry, Esq.